Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT*

Legal Name of Subsidiary	State or other Jurisdiction of Incorporation
PortAuthority Technologies, Inc.	Delaware
SurfControl, Inc.	California
SurfControl Limited	United Kingdom
Websense Hosted R&D Limited	United Kingdom
Websense International Limited	Ireland
Websense International Technology Limited	Ireland
Websense SC Holdings Limited	United Kingdom
Websense SC Operations Limited	United Kingdom
Websense UK Limited	United Kingdom

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Websense, Inc. are omitted because, when considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the period covered by this report.